SECI  MMISSION

05044161

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-04 (MM/DD/YY) AND ENDING 09-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway

(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 21 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.

(Name - *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Franklin/Templeton Distributors, Inc. as

of September 30 ,2005 ,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Chief Financial Officer

Title

GLEN S. HIROTSU
Comm. # 1352861
NOTARY PUBLIC - CALIFORNIA
San Mateo County
My Comm. Expires April 22, 2006

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on
This 15th day of November, 20 05
By Michael J. Corcoran
Personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Glen S. Hirotsu

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3.3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolid
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).



Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated
Statement of Financial Condition
September 30, 2005



PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Franklin/Templeton Distributors, Inc. (a wholly-owned subsidiary of Franklin Resources, Inc.) and subsidiaries as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 16, 2005

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2005

Assets	
Cash and cash equivalents	$ 262,410,353
Commissions and distribution fees receivable	115,855,072
Receivable from Sponsored Funds	30,674,530
Investment securities, available for sale	181,924,674
Deferred sales commissions, net	54,158,233
Due from parent and affiliates	15,944,532
Property and equipment, net	2,668,409
Intangible assets, net	569,462,471
Prepaid expenses and other	8,643,011
Total assets	$ 1,241,741,285
Liabilities and stockholder's equity	
Liabilities	
Commission and distribution payable	$ 97,637,977
Trade payables and accrued expenses	70,004,312
Due to affiliates	87,967,722
Deferred taxes	25,508,655
Income taxes payable	1,146,886
Income taxes payable to parent	11,464,048
Total liabilities	293,729,600
Commitments (Note 8)	
Stockholder's equity	
Common stock, $1.00 par value; 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,732,677,591
Accumulated other comprehensive income	(659,797)
Accumulated deficit	(784,008,464)
Total stockholder's equity	948,011,685
Total liabilities and stockholder's equity	$ 1,241,741,285

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Franklin/Templeton Distributors, Inc. (the Company) is a wholly-owned subsidiary of Franklin Resources, Inc. (Franklin). The Company is registered with the Securities and Exchange Commission as a broker dealer and serves as the principal underwriter for the Franklin, Templeton and Mutual Series funds (the Sponsored Funds).

In September 2005, an investment advisory entity, a wholly-owned subsidiary of FRI, was reorganized as a subsidiary of the Company. The reorganization of the subsidiary has been accounted for in a manner similar to a pooling of interests because the Company and its subsidiary were under common control prior to the reorganization.

The Company acts as a distributor for its Sponsored Funds and receives commission and distribution fees. Commissions are earned primarily from Sponsored Funds sales. Distribution fees are generally based on the level of assets under management. These distribution fees include 12b-1 fees paid by the Sponsored Funds in reimbursement for distribution expenses incurred up to a maximum allowed by each fund. A significant portion of underwriting commissions and distribution fees are paid to selling intermediaries.

The Company's wholly-owned subsidiaries are registered investment advisors with the Securities and Exchange Commission. They earn revenue from providing investment advisory services to their Sponsored Funds. All services are provided under contracts that set forth the fees to be charged, generally based upon the level of assets in each fund. The contracts are subject to annual review by the Funds' Board of Directors/Trustees and shareholders.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statement includes the accounts of Franklin/Templeton Distributors, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions between the Company and its subsidiaries have been eliminated from the consolidated financial statement.

Comprehensive Income

Total comprehensive income includes net loss and unrealized gains and losses on available-for-sale securities.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of amounts held in money market funds for which an affiliate acts as investment adviser. Due to the relatively short-term nature of these instruments, the carrying value approximates fair value.

Investment Securities

The Company's subsidiaries hold investment securities in Sponsored Funds. The investments are carried at fair value, which is based on the last reported net asset value per share.

the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows without interest charges to be derived from these assets. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, the Company uses valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target.

3. Investment Securities

Investments, available-for-sale, at September 30, 2005:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Sponsored Funds	$182,975,216	$ 384,065	$ (1,434,607)	$181,924,674

Proceeds and realized losses resulting from the sale of investments for the year ended September 30, 2005 were $16,790,000 and $288,410, respectively.

4. Intangible Assets

The following is a summary of intangible assets at September 30, 2005:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets	$ 31,546,000	$ (22,595,389)	$ 8,950,611
Goodwill and non-amortized intangible assets			
Goodwill	126,169,051	(13,399,462)	112,769,589
Management contracts	510,490,000	(62,747,729)	447,742,271
	$ 668,205,051	$ (98,742,580)	$ 569,462,471

Under prevailing standards, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of SFAS 142, will not be amortized but will be tested for impairment at least annually. Accordingly, on October 1, 2001, the Company ceased amortization on goodwill and indefinite-lived assets. As of March 31, 2005, the Company completed the impairment testing of goodwill and indefinite-lived intangible assets under the guidance set out in SFAS 142 and determined that there is no impairment to the goodwill and indefinite-lived assets as of October 1, 2003.

5. Property and Equipment

The following is a summary of property and equipment at September 30, 2005:

Furniture, equipment and leasehold improvements	$ 11,324,099
Less: accumulated depreciation	(8,655,690)
	$ 2,668,409

6. Income Taxes

The major components of the net deferred tax liability as of September 30, 2005 was as follows:

Deferred tax assets	
Deferred compensation and employee benefits	$ 9,589,398
Provision for governmental actions	821,886
Depreciation on fixed assets	26,279
Investments	394,581
Net operating loss carry-forwards	7,404,498
Total deferred tax assets	18,236,642
Valuation allowance for tax carry-forwards	(7,404,498)
Deferred tax assets, net of valuation allowance	10,832,144
Amortization of purchased intangibles	16,035,771
Deferred commissions	20,305,028
Total deferred tax liabilities	36,340,799
Net deferred tax liability	$ 25,508,655

At September 30, 2005, there were approximately $361.5 million in state net operating loss carry-forwards which expire between 2005 and 2004. A valuation allowance has been provided due to the uncertainty of realizing the benefit of the loss carryforwards in the future.

7. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2005, the Company did not have any liabilities subordinated to claims of general creditors.

8. Commitments

The Company leases office space and office equipment under agreements expiring at various dates through fiscal year 2006 which are accounted for as operating leases. Total lease expense for the year amounted to $922,871. Lease commitments under non-cancelable operating leases as of September 30, 2005 are:

2006	$ 981,565
2007	981,565
2008	981,565
2009	981,565
2010	1,021,834
Thereafter	11,748,578
	$ 16,696,672

9. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

Franklin sponsors an Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

10. Related Party Transactions

Certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to affiliates relate to these transactions. Due from parent and affiliates represent primarily cash advances from parent.

Franklin has agreed to continue to provide the financial support necessary to fund the Company's operations.

11. Governmental Investigations and Proceedings

As part of various investigations by a number of federal and state regulators and governmental entities, relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities dealers who sell fund shares, Franklin and certain of its subsidiaries, including the Company, entered into settlements with certain of those regulators.

Specifically, the Company entered into settlements with the California Attorney General's Office ("CAGO") on November 17, 2004, and the Securities and Exchange Commission ("SEC") on December 13, 2004, resolving investigations concerning marketing support payments to securities dealers who sell fund shares. Under the terms of the settlement with the CAGO, the Company neither admitted nor denied the allegations in the complaint and agreed to pay $2.0 million as a civil penalty to the State of California, $14.0 million to the relevant Franklin Templeton mutual funds, to

be allocated by an independent distribution consultant paid for by Franklin/Templeton Distributors, Inc., and $2.0 million to the CAGO for its investigative costs. As of September 30, 2005, all but $1.0 million owed to the CAGO has been paid. This amount was paid on November 15, 2005. In addition, $500,000 had been accrued in 2004 for estimated costs and remains unpaid. Under the terms of the settlement with the SEC, the Company neither admitted nor denied the findings in the SEC order and agreed to pay the relevant Franklin Templeton mutual funds $10.0 million, to be allocated by an independent distribution consultant paid for by the Company, and $1 (one dollar) in disgorgement. As of September 30, 2005, the Company paid the $10.0 million to the SEC and has accrued $750,000 in 2004 for estimated costs, which remain unpaid.

In addition, Franklin and certain of its subsidiary companies including the Company, and certain of its subsidiaries including, Franklin Mutual Advisers, LCC, Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC, as well as most of the mutual funds within Franklin Templeton Investments and certain current or former officers, directors, and/or employees, have been named in private lawsuits (styled as shareholder class actions, or as derivative actions on behalf of either the named funds or Franklin Resources, Inc.) relating to the industry practices referenced above. The lawsuits were filed in different courts throughout the country. Many of those suits are now pending in a multi-district litigation in the United States District Court for the District of Maryland.

Franklin is involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business or financial position.

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2005, the Company had a net capital of $11,204,295 which was $10,954,295 in excess of its required minimum.